Exhibit 99.2

PRODUCT SALES STATEMENT, FOR THE PRODUCT SALES MEASURING PERIOD ENDED JUNE 30, 2015

As called for under §5.4 of the Contingent Value Rights Agreement by and between Sanofi (formerly known as sanofi-aventis) and American Stock Transfer & Trust Company LLC dated as of March 30, 2011.  All capitalized terms used in the present Product Sales Statement have the respective meanings ascribed to them therein. Amounts set forth herein are not necessarily indicative of results that will be achieved in subsequent Product Sales Measuring Periods.

Sales data to be provided prior to fulfilment of Product Sales Milestone #1:

For the Product

	Q2 2015				Q1 2015				Q4 2014			Q3 2014
Market	(I)		(II)	X- rate	(I)		(II)	X- rate	(I)	(II)	X- rate	(I)	(II)	X- rate
Major Markets
USA	35.5		32.3	1.000	19.0		17.9	1.0000	3.3	2.7	1.0000	0	0
UK	7.7		6.9	0.6528	4.8		4.3	0.6599	4.3	4.1	0.6317	0.9	0.8	0.599
France
Germany	9.7	(4)	9.1	0.9052	10.4	(4)	9.4	0.8873	6.9	6.7	0.8005	4.8	4.4	0.755
Italy	0.4		0.2	0.9052
Spain	2.1		1.1	0.9052	0.9	(3)	0.7	0.8873
Subtotal	55.4		49.6		35.1	(3)	32.3		14.5	13.5		5.7	5.2
All other	17.3		12.6	Misc.	11.3		10.1	Misc.	5.9	5.7	Misc.	4.5	4.4	Misc.

Exclusions
Oncology(1)	0.1		0.1		0		0		0	0		0	0
Transplant Indications*	**		**		1.1	(2)	**		1.1	**		1.1	**

Legend:

(I):                                                       Aggregate gross amount invoiced by the Company, its Affiliates and its licensees for sales of the Product by the Company, its Affiliates and licensees of the Company and its Affiliates to third parties, in millions of United States dollars.

(II):                                                  Product Sales, in millions of United States dollars.

X-rate:                                  Exchange rates used for conversion of the specified Major Market’s foreign currency into United States dollars for the quarter indicated.  Exchange rates for other markets will be provided to the extent there are sales invoiced in currencies other than the United States dollar.

*:                                                             Note that amounts appearing in this line are a subset of the amounts appearing in the “Oncology” line, above, provided for information purposes and calculated by reference to relevant data compiled by the UNOS (United Network for Organ Sharing).

**:                                                      During the period under review, there were no Transplant Indication stock keeping units (SKUs) recorded. UNOS data specifying Transplant Indication usage for the specified period is not available as of the date of this Statement.

N/A:                                              Not applicable.

(1):                                                     Commercialized Campath® is currently available exclusively in Japan, for the rest of world Campath® is being made available to patients at no cost through a patient access/distribution program. Commercial sales in Japan amount to 0.1 million of United States dollars during the quarter.

(2):                                                     Preliminary figure.

(3):                                                     Adjustment of Q1 2015 Product Sales Statement figures as First Commercial Sale was made in Spain in Q1 2015.

(4)                                                         Major Market Product Sales with respect to Germany were sales for the period from January 1, 2014 to December 31, 2014.

Do Product Sales in the Product Sales Measuring Period ended June 30, 2015 include Product Sales of a Combination Product?

☒ No  ☐ Yes

Has any Product Sales Milestone been achieved during the Product Sales Measuring Period ended March 31, 2015?

☒ No  ☐ Yes

After due inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Sanofi

By:	/S/ Jerome Contamine
Name:	Jérôme Contamine
Title:	Executive Vice President, Chief Financial Officer

Date: July 30, 2015